UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2026 (Report No. 2)

Commission File Number: 001-41502

WEARABLE DEVICES Ltd.

(Translation of registrant’s name into English)

5 Ha-Tnufa Street

Yokne-am Illit, Israel 2066736

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

On July 31, 2026, Wearable Devices Ltd. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with a single institutional investor (the “Purchaser”), pursuant to which the Company agreed to issue and sell, in a private placement by the Company directly to the Purchaser (the “Offering”): 240,000 of the Company’s ordinary shares, no par value per share (the “Ordinary Shares”), at a purchase price of $3.285; (ii) pre-funded warrants to acquire up to 760,000 Ordinary Shares (the “Pre-Funded Warrants”), at a purchase price of $3.2849, together with accompanying ordinary warrants to acquire an aggregate of up to 1,000,000 Ordinary Shares (the “Ordinary Warrants”) at an exercise price of $3.16 per Ordinary Share.

The Purchase Agreement also contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions.

The Company agreed to sell to the Purchaser the Pre-Funded Warrants in lieu of Ordinary Shares, as the Purchaser’s purchase of Ordinary Shares in the Offering would otherwise have resulted in the Purchaser, together with its affiliates and certain related parties, beneficially owning more than 9.99% of the outstanding share capital of the Company following the consummation of the Offering. Each Pre-Funded Warrant would represent the right to purchase one Ordinary Share at an exercise price of $0.0001 per share. The Pre-Funded Warrants would be exercisable immediately and may be exercised at any time until the Pre-Funded Warrants are exercised in full (subject to the beneficial ownership limitation described above). The Ordinary Warrants would have an exercise price of $3.16 per Ordinary Share, be exercisable immediately upon issuance, and expire five years following the date of issuance.

The Ordinary Shares, Pre-Funded Warrants, Ordinary Warrants and the Ordinary Shares issuable upon the exercise of the Pre-Funded Warrants and the Ordinary Warrants have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and are being offered pursuant to the exemption provided in Section 4(a)(2) under the Securities Act and/or Regulation D promulgated thereunder. The Purchase Agreement requires the Company to file a resale registration statement (the “Resale Registration Statement”) as soon as practicable (and in any event within 30 calendar days of the date of the Purchase Agreement), to register the Ordinary Shares issuable upon exercise of the Pre-Funded Warrants and Warrants and to use commercially reasonable efforts to cause such registration statement to become effective within 30 days, or within 60 days of the filing of the registration statement in the event the Securities and Exchange (the “Commission”) elects to review such registration statement, and to keep such registration statement effective as provided in the Purchase Agreement.

The gross proceeds from the Offering are expected to be approximately $3.3 million, before deducting placement agent fees and other offering expenses. The Company intends to use the net proceeds from the Offering for the continued commercialization of its Mudra products, development and manufacturing of its next-generation product lines, advancement of its AI6 Labs initiatives, including in the Physical AI and Robotics vertical, potential strategic transactions and working capital and other general corporate purposes.

Initially, the closing of the Offering was expected to occur on or about August 3, 2026, subject to the satisfaction of customary closing conditions. However, as further described in the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Commission on August 4, 2026, pursuant to an interim ex parte order (the “Order”) from the Economic Department of the Haifa District Court (the “Court”), the Company is temporarily prohibited from (i) taking any action to advance the Offering and (ii) taking any action, directly or indirectly, to effect any change in the Company’s capital structure. The Company requested to vacate the Order and accordingly the Court set a hearing on August 12, 2026. Therefore, unless the Order is lifted, vacated or modified, the Company will not be able to complete the Offering while the Order remains in effect. There can be no assurance regarding the outcome or timing of the proceedings or whether or when the Offering will be completed.

On July 31, 2026, the Company entered into a Placement Agency Agreement (the “Placement Agency Agreement”) with A.G.P./Alliance Global Partners (“A.G.P.” or the “Placement Agent”), pursuant to which the Company engaged A.G.P. as the exclusive placement agent in connection with the Offering. The Placement Agent agreed to use its reasonable best efforts to arrange for the sale of the Securities. In addition, under the Placement Agency Agreement the Company agreed to pay the Placement Agent a cash fee equal to 7.0% of the aggregate gross proceeds from the sale of the securities sold in this Offering. In addition, the Placement Agent shall also be entitled to a management fee of 1.0%. The Company agreed to reimburse the Placement Agent at closing for legal and other expenses incurred by them in connection with the offering in an amount not to exceed $50,000.

Pursuant to the Purchase Agreement and the Placement Agency Agreement, and subject to certain exceptions, from the date of the Purchase Agreement until 30 days following the effective date of the Resale Registration Statement, neither the Company nor any of its subsidiaries may, without the prior written consent of the Placement Agent, (i) offer, pledge, sell, contract to sell or otherwise dispose of any Ordinary Shares or Ordinary Share Equivalents (as defined in the Purchase Agreement), (ii) file or cause to be filed any registration statement with the Commission relating to the offering of any Ordinary Shares or Ordinary Share Equivalents (other than the Resale Registration Statement contemplated by the Purchase Agreement, any registration statement on Form S-8, and amendments to existing registration statements), or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Ordinary Shares, whether any such transaction is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise. Notwithstanding the foregoing, the foregoing restrictions shall not apply to certain exempt issuances as set forth in the Purchase Agreement, including an exception that sales pursuant to the Company’s at-the-market offering program previously entered into with the Placement Agent may be made starting 30 days following the effective date of the Resale Registration Statement.

In addition, unless waived by the Purchaser, from the date of the Purchase Agreement until six months following the closing date, the Company is prohibited from effecting or entering into an agreement to effect any issuance by the Company or any of its subsidiaries of Ordinary Shares or Ordinary Share Equivalents involving a Variable Rate Transaction (as defined in the Purchase Agreement).

In connection with the Offering, the Company’s directors and executive officers entered into lock-up agreements with the Placement Agent, pursuant to which they agreed not to, directly or indirectly, offer, sell or otherwise transfer any Ordinary Shares or securities convertible into or exercisable or exchangeable for Ordinary Shares for a period of 30 days following the date of closing of the Offering, subject to customary exceptions.

The foregoing summaries of the Purchase Agreement, the Placement Agency Agreement, the Ordinary Warrants, and the Pre-Funded Warrants do not purport to be complete and are subject to, and qualified in their entirety by, such documents filed as Exhibits 10.1, 10.2, 4.1, and 4.2, respectively, hereto and incorporated by reference herein. A copy of the press release related to the Offering entitled “Wearable Devices Announces Pricing of $3.3 Million Private Placement Priced At-the-Market Under Nasdaq Rules with a Single Institutional Investor” is furnished as Exhibit 99.1 hereto and is incorporated by reference herein.

This Report of Foreign Private Issuer on Form 6-K (this “Report”) shall not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This Report is incorporated by reference into the registration statements on Form S-8 (File Nos. 333-291857, 333-290148, 333-284010, 333-269869 333-274343 and 333-293968) and on Form F-3 (File No. 333-274841, 333-291100 and 333-295793) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements:

This Report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. For example, the Company is using forward-looking statements when it discusses the potential lifting, vacation or modification of the Order, whether or when the Offering may be completed and the use of proceeds. All statements other than statements of historical facts included in this Report are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Offering is subject to closing conditions, which may not occur when expected or at all. Further, the Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended December 31, 2025, filed with the Commission on March 12, 2026, and the Company’s other filings with the Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Ordinary Warrant.
4.2	Form of Pre-Funded Warrant.
10.1	Form of Securities Purchase Agreement, dated as of July 31, 2026, by and between the Company and the purchaser party thereto.
10.2	Placement Agency Agreement, dated as of July 31, 2026, by and between the Company and A.G.P./Alliance Global Partners.
99.1	Press Release issued by Wearable Devices Ltd., dated July 31, 2026, titled “Wearable Devices Announces Pricing of $3.3 Million Private Placement Priced At-the-Market Under Nasdaq Rules with a Single Institutional Investor.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wearable Devices Ltd.

Date: August 5, 2026	By:	/s/ Asher Dahan
Asher Dahan
Chief Executive Officer

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